Exhibit 99.1

Springview Announces 1-for-8 Reverse Share Split Effective December 2, 2025

Singapore, Nov. 26, 2025 (GLOBE NEWSWIRE) -- Springview Holdings Ltd (Nasdaq: SPHL) (“SPHL” or “we,” “our,” or the “Company”), a leading designer and builder of residential and commercial properties in Singapore, today announced that on November 24, 2025, its board of directors approved a reverse split of its Class A ordinary shares on a one-for-eight basis (the “Reverse Share Split”), and a change in par value of its Class A ordinary shares from US$0.0001 to US$0.0008. The Company’s Class B ordinary shares are not affected by the Reverse Share Split. The Company’s Class A ordinary shares will begin trading on a post-split basis on December 2, 2025.

As a result of the Reverse Share Split, each eight (8) pre-split Class A ordinary shares of the Company will be automatically combined into one (1) Class A ordinary share without any action on the part of the holders, with par value of the Class A ordinary shares of the Company being changed from US$0.0001 per share to US$0.0008 per share, and the Company’s issued and outstanding Class A ordinary shares will be reduced from 13,217,629 to approximately 1,652,204. The Company’s Class A ordinary shares will continue to trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “SPHL” under a new CUSIP number – G83761117. The Reverse Share Split is intended to increase the market price per share of the Company’s Class A ordinary shares to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Reverse Share Split. Shareholders who would be entitled to a fractional share as a result of the 8 for 1 Reverse Split shall have their entitlement rounded up to the nearest whole share.

The Company’s transfer agent, VStock Transfer, LLC, will act as the exchange agent. Adjustments made to Class A ordinary shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact VStock Transfer, LLC for further information at (212) 828-8436.

About Springview Holdings Ltd

Springview Holdings Ltd (Nasdaq: SPHL) designs and constructs residential and commercial buildings in Singapore, with an operating history dating back to 2002. Springview’s projects cover four main types of work: new construction, reconstruction, additions and alterations, and other general contracting services. With a skilled team of in-house experts, the Company provides a one stop solution that fosters strong customer relationships, offering a comprehensive range of services such as design, construction, furniture customization and project management. The Company also offers post-project services, including defect repairs and maintenance, that further enhances its customer engagement and future project opportunities. For more information, please visit the Company’s website: https://ir.springviewggl.com/.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this announcement are forward-looking statements. Forward-looking statements include, but are not limited to, express or implied statements regarding expectations, hopes, beliefs, intentions or strategies of the Company regarding the future including, without limitation, express or implied statements regarding: the expected completion of the Private Placement, the potential full exercise of the warrant and the additional proceeds therefrom. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties.  The Company’s actual results may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F, and the Company’s other filings with the Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

For more information, please contact:

Springview Holdings Ltd

Investor Relations Department

Email: ir@springviewggl.com